Prana Biotechnology Ltd
ACN 080 699 065

Annexure to Notice of change of interests of substantial holder:

Baywick Pty Ltd
ACN 007 226 708

ANNEXURE A

4.   Present relevant interests

Holder of relevant interest	Registered holder of Securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person’s votes

Baywick	Baywick Pty Ltd	Baywick Pty Ltd	Shareholder	13,965,000	13,965,000

NRB Developments	NRB Developments	NRB Developments	50% Shareholder	2,970,000	2,970,000

Crystal Triangle	Crystal Triangle	Crystal Triangle	Shareholder	90,000	90,000

G. Kempler	G. Kempler	G. Kempler	Shareholder	30,000	30,000